News Release

Qwick Media Announces Appointment of New Chief Operating Officer

Vancouver, British Columbia- September 4, 2015 - Qwick Media (CSE: QMI) the leader in interactive proprietary software for digital media applications is pleased to announce that Peter Nieforth has been appointed Chief Operating Officer (COO) effective immediately.

Nieforth, 46, is a 19 year technology and investment veteran with successful experience with three startups, and over 50 million in capital raised in his career. Nieforth was instrumental in bringing Vitrium Systems, Mob Safety/Smart Fleet, and TicTalking to market. Nieforth has a background in retail investments and corporate finance with Midland-Walwyn, Merrill Lynch, Yorkton Securities, and BMO Bank of Montreal.

As COO, Nieforth will have overall responsibility for the company’s global growth, including strategic business development, implementing global growth strategies, and overseeing the company’s WuXi, China operation. He will continue to focus on building a strong, customer, focused organization, while increasing efficiency across all aspects of operations. In addition, he will maintain senior management responsibilities for sales, marketing, logistics and technology.

“Peter is a seasoned and trusted leader who consistently delivers results. His addition to our team strengthens our executive management team and greatly adds to our capacity to implement our growth strategy,” says Ross Toucher, CEO. “Peter’s outstanding leadership and deep knowledge of the industry will be instrumental in aligning Qwick Media to meet the present and future needs of our customers worldwide.” Qwick Media’s touchscreen software solutions allow customers to easily communicate with their customers in real time. With over four years of working with beta customers, the company is deploying systems globally with recurring fees under end user licenses.

The Board of Directors of the Company has authorized the issuance of 1,000,000 stock options to Mr. Nieforth, each of which is exercisable into one common share of the Company at a price of $0.20 per share until August 6, 2020, and is subject to the terms of the Company’s stock option plan. The options will vest over a two year period, with one half vesting on the date of grant, one quarter on the first anniversary date and one quarter on the second anniversary date.

About Qwick Media

Qwick Media provides content management systems for the delivery of private channels into high traffic locations. Touch screen media, and interactive signage allow consumers to engage themselves with interactive directories, wayfinding, reward coupons and drive other on-demand media applications. To find out more please visit our new website at: http://www.qwickmedia.com

For further information, contact:

Greg Dureault
Vice-President and General Counsel
Tel. 604 338 8820
Email: greg@qwickmedia.com